Platinum Group Metals Ltd.

Suite 328 – 550 Burrard Street

Vancouver, BC V6C 2B5, Canada

P: (604) 899-5450 F: (604) 484-4710

www.platinumgroupmetals.net

August 18, 2005

Ms. Lily Dang

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:        Comments on Form 20-F filed 03/15/05

Dear Ms. Lily Dang:

This letter sets forth the response of Platinum Group Metals Ltd. (the "Company") to the comments set forth in the Staff’s letter dated August 2, 2005 in connection with the Company’s Annual Report on Form 20-F for the year ended August 31, 2004, File No. 000-30306, filed with the Securities and Exchange Commission on March 15, 2005 (the "Annual Report").  For your convenience, we have set forth the comments in the Staff’s letter followed by the Company’s response.

Form 20-F filed March 15, 2005 for the Fiscal Year Ended August 31, 2004

Controls and procedures, page 181

1.

We note your disclosure that on November 9, 2004, you completed your evaluation of disclosure controls and procedures and concluded that they were effective as of that date.  The evaluation and conclusion should be as of the end of the period covered by your report to comply with the guidance in Item 15(a) of Form 20-F.

We acknowledge that our evaluation of disclosure controls and procedures and our conclusion thereon should have been dated as of the end of the period covered by our report in order to comply with Item 15(a) of Form 20-F.  Notwithstanding the current disclosure, we do confirm to the Staff that our controls and procedures were effective as of the end of the period covered by our report (i.e. August 31, 2004), and that we will ensure that our evaluation covers the appropriate period in future filings.

Exhibit 1 – Financial Statements

General

2.

Please label each page of your financial statements prominently to indicate the currency utilized for measurement.

We acknowledge the Staff’s comment.  The Company will ensure that each page of our financial statements prominently indicates that the Canadian dollar is the currency utilized for reporting in future filings.

Note 6 – Mineral Properties, page 26

3.

With regard to your acquisition cost balance of $1.9 million at August 31, 2004 that was not expensed under U.S. GAAP, please provide us with more details on:

a.

When these costs were incurred;

b.

How much of these costs are associated with mineral properties that you are working on and intend to further develop, including status of activities;

c.

How much of these costs are associated with mineral properties that you are not working on and do not intend to further develop; and

d.

How you were able to support the recoverability of these assets under the requirements of SFAS 144 (paragraphs 16 to 21).

In response to the Staff’s comment, we provide the following supplemental information on the accumulated acquisition costs of our mineral properties as at August 31, 2004.

Mineral Property Acquisition Costs - $C
	Property	Acquisition	Years When	Status at	Status at	Status at
	Location	Costs $C	Costs Incurred	31-Aug-04	31-May-05	5-Aug-05

Lakemount	Ontario	$65,188	2004	Active	Active	Active
Fairies Lake	Ontario	$21,920	2004	Active	Written-off	Written-off
Moshkinabi	Ontario	$18,000	2004	Active	Written-off	Written-off
Norman	Ontario	$530	2004	Active	Written-off	Written-off
Agnew Lake	Ontario	$331,623	1999 to 2004	Active	Active	Active
Pro-Am	Ontario	$21,424	2001 to 2004	Active	Active	Written-off
Shelby Lake	Ontario	$284,916	2000 to 2004	Active	Active	Active
Vande	Ontario	$8,888	2000 to 2004	Active	Written-off	Written-off
Wakinoo	Ontario	$4,675	2003	Active	Active	Active
Dog River	Ontario	$147,030	2001 to 2002	Active	Written-off	Written-off
Hottah	Ontario	$4,687	2003	Active	Written-off	Written-off
Pebble	Ontario	$32,600	2002 to 2004	Active	Written-off	Written-off
LDI River	Ontario	$477,890	2000 to 2004	Active	Active	Active
Thread	Ontario	$14,120	2004	Active	Written-off	Written-off
Farmer Lake	Ontario	$7,000	2004	Active	Written-off	Written-off
Moss Lake	Ontario	$10,000	2004	Active	Active	Active
Windy Lake	Ontario	$1,880	2004	Active	Written-off	Written-off

War Springs	RSA	$86,986	2002 to 2004	Active	Active	Active
Tweespalk	RSA	$13,054	2002 to 2004	Active	Active	Active
Onderstepoort	RSA	$128,446	2003 to 2004	Active	Active	Active
Bushveld	RSA	$47,886	2003 to 2004	Active	Active	Active
Elandsfontein	RSA	$164,034	2002 to 2004	Active	Active	Active
Zandrivier	RSA	$6,928	2003 to 2004	Active	Written-off	Written-off

Per Table Above:		$1,899,705

Per Financials:		$1,899,705

Write-off post Aug 31, 2004		$263,584

a.

The years in which acquisition costs where incurred are noted in the table above.

b.

The status of mineral properties as at August 31, 2004 is noted in the table above.  “Active” properties are those which individually, or as a component of a strategic group, have continuing programs and budget for future work.  Management is of a view that “Active” properties remain of merit and have a reasonable possibility to recover their costs by way of the possible exploitation of economic mineralization, or by way of sale or option to arm’s length third parties.  Properties written-off are those which management has determined are no longer reasonably likely to provide an opportunity to recover costs, resulting in an impairment in their value.

In addition, the table discloses, the status of the same properties on our third quarter reporting date of May 31, 2005, and as of the latest practicable date.

c.

Management reviews the status of the Company’s mineral properties on a regular basis in order to determine whether or not impairment in their value has occurred.  Since August 31, 2004 management has determined that several mineral properties, whose acquisition costs were included in the $1,899,705 total in the table above, were no longer reasonably likely to provide an opportunity to recover costs.  Those properties were written off after August 31, 2004 in the aggregate amount of $263,584.

d.

Notwithstanding the specific value of any mineralization, resources or reserves that may be found, the Company notes that exploration work on or near any particular mineral property will either increase or decrease its value in terms of potential sale to third parties.  Thus management regularly assesses the carrying amounts and marketability of its mineral property rights by estimating future cash flows from each mineral property to determine whether or not impairment in the value of the associated mineral property right has occurred.  In the event that mineral reserves have not yet been determined on a property, the Company considers what a third party would be willing to pay to acquire the mineral rights.  This assessment is made with reference to the results of exploration to date, the potential for successful future exploration, the work programs proposed, and the amounts other parties are paying for mineral rights on similar properties.

For the Company’s U.S. GAAP reconciliation as at August 31, 2004, the Company determined at that time that the estimated undiscounted net cash flows that could be obtained by soliciting individual mineral property rights to third parties would be sufficient to cover their carrying amounts, therefore, no impairment in value had occurred.  Under SFAS 144 Accounting for the Impairment or Disposal of Long-Lived Assets, the Company’s estimates of future cash flows used to test the recoverability of mineral property rights are reasonable, consider all evidence, and include only the future cash flows (cash inflows less associated cash outflows) that are directly associated with and that are expected to arise as a direct result of the use and eventual disposition of the mineral property rights.

Engineering Comments

General

4.

Please remove the technical reports incorporated within this filing.  Industry Guide 7 specifically prohibits technical studies being attached to filing.  Briefly and concisely summarize all pertinent information.  The extensive and detailed information contained in this document tends to obscure what is important to the average investor.  The following guidelines will assist you in preparing the filing:

•

Present the information in clear, concise sections, paragraphs, and sentences easily understandable to the average reader.

•

Summarize the technical text and eliminate all extraneous detail.

•

Whenever possible, use short explanatory sentences and bullet lists.

•

Avoid highly technical terminology.

•

Use descriptive headings and subheadings.

•

Minimize repetitive disclosure that increases the size of the document but does not enhance the quality of the information.

We are in agreement that a concise summary of all pertinent technical information is desirable, rather than extensive and detailed information.  We acknowledge your comments and propose to include only a concise summary of all pertinent technical information as you recommend in our future filings. The Company will not include technical reports in any future filings.

5.

Insert a small-scale map showing the location and access to the properties.  Note that SEC’s EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR.  It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right locations when the document is viewed on the Internet.  For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900.  Otherwise, provide the map to the staff for review.

We acknowledge your recommendation that we include a small-scale map showing the location and access to the properties in our future Form 20-F filings.

6.

The filing refers to mines and other mineral properties that exist in the area of the company’s properties.  This may allow investors to infer that the properties may have commercial mineralization, because of its proximity to these mines and properties.  Remove information about mines, prospects, or companies operating in or near to the properties.  Focus the disclosure on the company’s property.

We note your comment that reference to mines and other mineral properties existing in the area of the Company’s properties may allow investors to infer that the properties may have commercial mineralization, because of their proximity to these mines and properties.  We first point out that it has not been our intention for our disclosure to be misleading in any way.  Our intention was to be forthright in all regards.

Notwithstanding your concern, we point out that PGE mineralization of the nature in which we specialize, is very rare and discreet within the Earth’s crust.  It is not like any other mineral commodity and location is a key success factor.  There are only a handful of locations where economic mineralization occurs.  The setting typically must be within a large mafic or ultra mafic intrusive body.  The presence of these bodies and the fact that such bodies do host commercial mineralization is a critical piece of information that an investor needs in order to fully evaluate the Company’s properties.  In the case of platinum specifically, it is only the Bushveld Complex of South Africa where primary production of platinum occurs.  Nearly 80% of all of the world’s production comes from the Bushveld Complex alone.

Mineral Resource and Mineral Reserve Estimates, page 48

7.

Mineral resources must have “reasonable prospects for economic extraction.”  This means that any reportable resource estimates must have been delimited using an economically based cutoff grade to segregate resources from just mineralization.  Disclose the cutoff grade used to delimit the tonnage estimates.  Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate.  Also, disclose the analysis and relevant factors that substantiate the cutoff grades used were based on reasonable economic assumptions.  The relevant factors must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, operational and capital costs, and reasonable metal prices based on the recent historic three-year average.  Or if the resource estimates are not based on economic cutoffs, remove the estimates.

We note your comments regarding mineral resources.  We have only reported resources that have “reasonable prospects for economic extraction” and such determination has been made by an arm’s length Qualified Person as defined in Canadian National Instrument 43-101.  We acknowledge the desirability of disclosing cutoff grade, operating costs, recovery parameters and other facts and assumptions in a consistent manner.  In reporting such items we have a requirement to comply with the standards for such reporting as found in Canadian National Instrument 43-101.  We will provide complete disclosure formatted as you recommend in our future filings.

8.

It is very important to clearly distinguish between “Reserves,” which have a clearly defined technical, legal, and economic value and “Non-reserve” mineralization that may or may never be mined at a profit for various reasons.  In addition, within a “Non-Reserve” section, disclose the measured and indicated resources separately from the inferred resources, using separate tables and narratives.  Resources should only be reported as “in place” tonnage and grade, and should not be disclosed as units of product, such as ounces of gold or pounds of copper. The relative quality, reliability, and risk associated with each group of estimates must be clearly distinguished and conveyed to the average non-technical reader.

Before the Measured and Indicated Resource table, please insert the following including the indenting and bolding:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources.

This section used the terms “measured” and “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.
U.S. investors are cautioned no to assume that any part of all of mineral deposits in these categories will ever be converted into reserves.

Before the Inferred Resources table, please insert the following including the indenting and bolding

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources.

This section used the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.
U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally minable.

We note your discussion of Reserves versus Non-reserves.  You also discuss inferred, indicated and measured resources, which of course are the nomenclature, used as generally accepted practice in Canada.  Your discussions are consistent with our use and understanding of the terms.  We note your recommendations with regard to how such terminology and resources should be presented and we undertake to apply your recommendations in our future filings.  We will insert your recommended form of Cautionary Notice(s) before tabular disclosure of Measured, Indicated or Inferred resources.

Phase 6 – Mechanical Stripping – Vande and Stinger Zones – Summer/Fall, page 102

9.

The fourth paragraphs of this section references high grade grab samples and assays are reported in parts per billion.  As a general checklist, when reporting the results of sampling and chemical analyses:

•

Disclose only weighed-average sample analyses associated with a measured length or a substantial volume.

•

Eliminate all analyses from “grab” or “dump” samples, unless the sample is of a substantial and disclosed weight.

•

Eliminate all disclosure of the highest values or grades of sample sets.

•

Eliminate grades disclosed as “up to” or “as high as.”

•

Eliminate statements containing grade and/or sample-width ranges.

•

Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.

•

Generally, use tables to improve readability of sample and drilling data.

•

Soil samples may be disclosed as a weighted average value over an area.

•

Refrain from reporting single soil sample values.

•

Convert all ppb quantities to ppm quantities for disclosure.

We note your comment concerning the use of ppb versus ppm in this section.  Upon review of this section we believe that our disclosure is factually correct, but agree that consistency would be helpful to the reader.  We note your “general checklist” and will apply those recommendations to our future disclosure of sampling and chemical analyses.

10.

We recommend that a brief description of the QA/QC protocols be provided to reassure the investors regarding sample preparation, controls, custody, assay precision and accuracy.

We note your recommendation that this section include a brief description of QA/QC protocols.  Please see the following header items and written descriptions provided several pages further on at the end of the section to which you refer:

a)

Sampling Methodology and Data Verification

b)

Sample Preparation and Security

c)

Data Verification and Analytical Quality Control Procedures

In the sections described above we believe the information you recommend can be found.  We will follow your guidelines for future disclosure.

Closing Comments

In connection with the above response to your comments of August 2, 2005, we provide the following statement whereby the Company acknowledges:

-

the Company is responsible for the adequacy and accuracy of the disclosure in our 20-F filing (the “Filing”); and

-

SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

-

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust this letter is sufficient for your purposes.  Please feel free to contact me at any time if further information or clarification is needed.  My office number is 604-899-5450.

Yours truly,

“Frank Hallam”

Frank R. Hallam, Director & CFO

Platinum Group Metals Ltd.